SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

(AMENDMENT NO. 2)
SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIRSTBANK CORPORATION
(Name of Subject Company (Issuer))

FIRSTBANK CORPORATION (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

33761G104
(CUSIP Number of Class of Securities)

Mr. Thomas R. Sullivan
Chief Executive Officer
Firstbank Corporation
311 Woodworth Avenue
Alma, Michigan 48801
(989) 463-3131
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:

Donald L. Johnson
Varnum, Riddering, Schmidt & Howlett, LLP
333 Bridge Street N.W.
Grand Rapids, Michigan 49504
(616) 336-6000

CALCULATION OF FILING FEE

Transaction Valuation* $15,000,000	Amount of Filing Fee** $2,281***

* Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 600,000 shares, no par value, at the tender offer price of $30.00 per share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.
*** $1,901 of the filing fee was previously paid based on a $15,000,000 Transaction Value. An additional $380 has been paid to reflect the increase in the Transaction Valuation from $15,000,000 to $18,000,000.

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[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: N/A. Form or Registration No.: N/A.	Filing Party: N/A. Date Filed: N/A.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

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SCHEDULE TO

INTRODUCTORY STATEMENT

This Amendment No. 2 to Tender Offer Statement on Schedule TO further amends and supplements the Tender Offer Statement on Schedule TO, filed on June 15, 2004, as amended on June 30, 2004, relating to the offer of Firstbank Corporation, a Michigan corporation, to purchase up to 500,000 of its common shares, no par value (plus up to an additional 2% of outstanding shares), or such lesser number of shares as are validly tendered and not properly withdrawn. Firstbank Corporation is offering to purchase these shares at a price of $30.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, as each may be amended or supplemented from time to time, together constitute the tender offer (the “Offer”).

This Amendment No. 2 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and 99 (a)(1)(ii), respectively.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, as amended, except that the information in the Offer to Purchase and Letter of Transmittal is hereby amended to the extent specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO and amendments thereto are amended and supplemented by adding the following information:

The tender offer expired at 5:00 p.m., Eastern Time, on Friday, July 30, 2004. Based on the count by the depositary, the offer was oversubscribed. The Board of Directors elected to increase the number of shares accepted for purchase by 100,000 shares, for a total of 600,000 shares. No further extension of the offer is required pursuant to Rule 13e-4(f). On August 2, 2004, Firstbank Corporation issued a press release announcing preliminary results of the tender offer and its intention to purchase 600,000 shares. A copy of the press release is attached as exhibit 99(a)(1)(xi).

ITEM 11. ADDITIONAL INFORMATION.

By press release issued on August 2, 2004, Firstbank Corporation publicly announced its intention to purchase approximately 600,000 of its common shares, pursuant to its tender offer that commenced June 15, 2004 and expired July 30, 2004. Such information is incorporated herein by reference to the text of such press release, which is filed as Exhibit 99(a)(1)(xi).

Item 12. Exhibits.

(a)(1)(i)*	Form of Offer to Purchase, dated June 15, 2004

(a)(1)(ii)*	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients

(a)(1)(vi)*	Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks and Trust Companies

(a)(1)(vii)*	Form of Letter to Shareholders of Firstbank Corporation, dated June 15, 2004, from Thomas R. Sullivan, Chief Executive Officer and President of Firstbank Corporation

(a)(1)(viii)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(ix)*	Press Release issued by Firstbank Corporation, dated June 15, 2004

(a)(1)(x)*	Questions and Answers Brochure

(a)(1)(xi)**	Press Release issued by Firstbank Corporation, dated August 2, 2004

(b)	Promissory Note for the Line of Credit with LaSalle Bank

(d)	None

(g)	None

(h)	None

*Previously filed.
**Filed herewith.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRSTBANK CORPORATION By: /s/ Samuel G. Stone —————————————— Samuel G. Stone Executive Vice President and Chief Financial Officer

Dated: August 2, 2004

EXHIBIT INDEX

Exhibit Number	Description

Ex. 99(a)(1)(i)*	Form of Offer to Purchase, dated June 15, 2004

Ex. 99(a)(1)(ii)*	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9)

Ex. 99(a)(1)(iii)*	Notice of Guaranteed Delivery

Ex. 99(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

Ex. 99(a)(1)(v)*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients

Ex. 99(a)(1)(vi)*	Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks and Trust Companies

Ex. 99(a)(1)(vii)*	Form of Letter to Shareholders of Firstbank Corporation, dated June 15, 2004, from Thomas R. Sullivan, Chief Executive Officer and President of Firstbank Corporation

Ex. 99(a)(1)(viii)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

Ex. 99(a)(1)(ix)*	Press Release issued by Firstbank Corporation, dated June 15, 2004

Ex. 99(a)(1)(x)*	Questions and Answers Brochure

Ex. 99(a)(1)(xi)**	Press Release issued by Firstbank Corporation, dated August 12, 2004

Ex. 99(b)*	Promissory Note for the Line of Credit with LaSalle Bank

*Previously filed with Schedule TO on June 15, 2004.
**Filed herewith.

PRESS RELEASE

Firstbank Corporation 311 Woodworth Avenue Alma, Michigan 48801 NASDAQ Symbol: FBMI	Contact:	Samuel G. Stone Executive Vice President and Chief Financial Officer Phone: (989) 466-7325
For Immediate Release August 2, 2004

FIRSTBANK CORPORATION
TO PURCHASE APPROXIMATELY 600,000 SHARES OF OUTSTANDING COMMON STOCK
PURSUANT TO ITS SELF TENDER OFFER

Alma, Michigan, August 2, 2004 — Thomas R. Sullivan, Chief Executive Officer and President of Firstbank Corporation (“Firstbank”) (Nasdaq: FBMI) today announced that Firstbank intends to purchase approximately 600,000 of its common shares (representing approximately 10.7% of its shares currently outstanding) at $30.00 per share pursuant to its self tender offer which expired July 30, 2004. Firstbank expects that the total cost to purchase the estimated 600,000 shares, excluding fees and expenses incurred in connection with the offer, will be $18.0 million.

According to preliminary reports from the depositary for the offer, the number of shares tendered for purchase under the offer prior to its expiration exceeded the number of shares that Firstbank intends to purchase. Therefore, Firstbank will in most cases purchase approximately 87.7% of the shares tendered by each of its shareholders. Tenders made by certain “odd lot” holders will be purchased in their entirety, and tenders made by certain shareholders who conditioned their tenders will be purchased (or not purchased) in accordance with the procedures set forth in the offer. Payment for the purchased shares, and return of certificates for shares not purchased, is expected to be made commencing August 9, 2004.

Any questions with regard to the tender offer may be directed to the depositary for the tender offer, Registrar and Transfer Company at (800) 368-5948 or the Dealer Manager/Information Agent for the tender offer, Howe Barnes Investments, Inc. at (800) 929-4693.

Firstbank may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although Firstbank and its affiliates are prohibited from purchasing shares until at least August 16, 2004.

Firstbank Corporation, headquartered in Alma, Michigan is currently a five bank financial services company with assets of $786 million and 35 banking offices located in central and northeast Michigan. Bank subsidiaries include: Firstbank — Alma; Firstbank (Mt. Pleasant); Firstbank — West Branch; Firstbank — Lakeview; and Firstbank — St. Johns. Other corporate affiliates include 1st Armored, Inc.; 1st Title; Gladwin Land Company, Inc.; and C. A. Hanes Realty, Inc. Investment services are available through affiliations with CB Wealth Management, MML Investors Services, Inc., and Raymond James Financial Services Inc.

*       *       *

Press Release re completion of Firstbank Tender Offer